FILED BY SAFLINK CORPORATION PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14a-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT CORPORATION: SSP SOLUTIONS, INC.

COMMISSION FILE NO.: 000-26227

This filing relates to a proposed business combination between SAFLINK Corporation (“SAFLINK”) and SSP Solutions, Inc., dba SSP-Litronic (“SSP-Litronic”), pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of March 22, 2004, by and among SAFLINK, SSP-Litronic, and Spartan Acquisition Corporation, a wholly-owned subsidiary of SAFLINK.

SAFLINK and SSP-Litronic – Merger Update

Companies Reaffirm Commitment to Strategic Combination

Bellevue, WA and Irvine, CA (April 30, 2004) – SAFLINK Corporation (Nasdaq: SFLK), a leading provider of biometric security solutions, and SSP Solutions, Inc. (Nasdaq: SSPX), dba SSP-Litronic, a leading provider of secure identity management and information assurance products, today announced further information about the planned merger between the two companies.

Both companies have reiterated their firm commitment to the merger. The companies anticipate filing the joint proxy statement/prospectus with the Securities and Exchange Commission in the first half of May. The parties continue to work on integration planning, and expect a closing date in the third quarter of 2004, subject to stockholder approval and regulatory review.

“We continue to be enthusiastic about the strategic benefits the transaction brings to both parties and are pleased with the progress we have made to date. Both parties are diligently working towards completing the transaction and remain committed to completing the merger as planned,” said Glenn Argenbright, SAFLINK’s president and chief executive officer. “We are excited about the overwhelming strategic and financial benefits of our merger, and are now looking forward to its prompt closing. I believe SSP-Litronic’s comprehensive and secure operating system for smart cards and their PKI products combined with SAFLINK’s biometric security solutions will enable the combined company to provide governmental and commercial enterprises the best credential management and authentication solutions on the market.”

SSP-Litronic also announced that it has filed an information statement with the Securities and Exchange Commission, indicating that a sufficient number of its stockholders have acted by written consent to amend its certificate of incorporation, which will cause its preferred stock to automatically convert into shares of SSP-Litronic common stock immediately prior to the effective time of the merger. The action will be effective 20 days after the mailing of the information statement to the non-consenting stockholders of SSP-Litronic on the record date for the action, which was April 23, 2004, and the amendment will take effect upon the filing of an amendment to SSP-Litronic’s certificate of incorporation with the Delaware Secretary of State immediately thereafter. The amendment will not affect the number of shares of SAFLINK common stock issued to SSP-Litronic stockholders in the merger, however it satisfies a closing condition in the merger agreement.

About SAFLINK

SAFLINK Corporation offers software solutions that protect intellectual property, secure information assets, and eliminate passwords. SAFLINK’s software provides Identity Assurance Management™, allowing administrators to verify the identity of users and control their access to: computer networks; physical facilities; applications; manufacturing process control systems; and time and attendance systems. For more information, please see www.saflink.com or call SAFLINK at 800-762-9595.

About SSP-Litronic

SSP-Litronic designs and develops innovative data and communication security solutions for both corporate and government institutions. SSP-Litronic provides network security, desktop protection, and high assurance messaging systems for many organizations of the U.S. Government. For more information, please see www.ssplitronic.com or call SSP-Litronic at (949) 851-1085. SSP-Litronic is a dba of SSP Solutions, Inc.

SAFLINK and SSP-Litronic anticipate filing a joint proxy statement/prospectus with the Securities and Exchange Commission in connection with the merger. In addition, SAFLINK and SSP-Litronic will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Any offer of securities will only be made pursuant to the joint proxy statement/prospectus. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. A free copy of the joint proxy statement/prospectus may also be obtained from SAFLINK and SSP-Litronic.

Forward-Looking Information

Statements made in this press release that state the company’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. It is important to note that the company’s actual results could cause actual results to differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ include the possibility that the merger may not close, the failure of the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the businesses and assets of SAFLINK and SSP-Litronic, general economic conditions, the pace of spending and timing of economic recovery in the biometric and smart card industry, the combined company’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, and higher than anticipated expenses the combined company may incur in future quarters. In addition, please refer to the risk factors contained in SAFLINK’s SEC filings, including, without limitation, SAFLINK’s Annual Report on Form 10-K filed with the SEC on March 30, 2004, and any amendments thereto, and in SSP-Litronic’s SEC filings, including, without limitation, SSP-Litronics’s Annual Report on Form 10-KSB filed with the SEC on March 30, 2004, and any amendments thereto.

Additional Information

In connection with the proposed transaction, SAFLINK and SSP-Litronic will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are advised to read the joint proxy statement/prospectus because it will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK and SSP-Litronic with the SEC at the SEC’s web site at www.sec.gov. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SAFLINK with the SEC may also be obtained free of charge from SAFLINK by directing a request to SAFLINK Corporation, Attention: Jon Engman, Chief Financial Officer, (425) 278-1100. Copies of the joint proxy statement/prospectus (when available) and other documents filed by SSP-Litronic with the SEC may also be obtained free of charge from SSP-Litronic by directing a request to SSP Solutions, Inc., Attention: Tom Schiff, Chief Financial Officer, (949) 851-8679.

SAFLINK and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SAFLINK’s annual report on Form 10-K filed with the SEC on March 30, 2004, and amended on Form 10-K/A filed with the SEC on April 29, 2004. This document is available free of charge at the SEC’s website at www.sec.gov and from SAFLINK. Investors and security holders may obtain additional information regarding the interests of SAFLINK’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

SSP-Litronic and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SAFLINK and SSP-Litronic in favor of the transaction. Information regarding such officers and directors is included in SSP-Litronic’s annual report on Form 10KSB filed on March 30, 2004, and amended on Form 10KSB/A filed with the SEC on April 2, 2004. This document is available free of charge at the SEC’s website at www.sec.gov and from SSP-Litronic. Investors and security holders may obtain additional information regarding the interests of SSP-Litronic’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.